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                                                                       EXHIBIT 7


                                    FOR IMMEDIATE RELEASE
                                    March 16, 1998


            MERGER OFFER BY ROBERT L. JOHNSON AND LIBERTY MEDIA TO PURCHASE OUTSTANDING SHARES OF BET HOLDINGS, INC. STOCK
                        APPROVED BY BOARD OF DIRECTORS


Washington, D.C. (March 16, 1998) -- Robert L. Johnson, Founder, Chairman and Chief Executive Officer of BET Holdings Inc. and Liberty Media Corporation received approval from the Board of Directors for BET Holdings, Inc. of their offer to purchase all of the outstanding shares of BET common stock not already owned by them for a price of sixty-three dollars ($63.00) per share. The Board voted to adopt the proposal as being in the best interest of the remaining shareholders of BET and signed a definitive merger agreement with Johnson, Liberty and a newly formed acquisition corporation owned by Johnson and Liberty.

"Liberty Media and I are pleased to announce that we have reached a successful merger agreement with BET Holdings to acquire all of the outstanding common shares of BET Holdings that are not currently held by myself and Liberty Media," said Robert L. Johnson, Founder, Chairman and Chief Executive Officer of BET Holdings, Inc. "We believe that the purchase price paid for those shares represents a full and fair value to all BET shareholders. We look forward to shareholder approval of the merger agreement."

It is expected that the proposed merger will be voted upon by BET shareholders at Special Meeting of Shareholders planned to be held in the early summer of 1998.

The completion of the merger is subject to approval by the holders of a majority of the shares not held by Johnson and Liberty. In addition, completion of the merger is subject to additional conditions, including receipt of sufficient financing, receipt of all necessary governmental and regulatory approvals and consents and the absence of litigation, including litigation challenging the proposed merger.

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Contact:  Michelle Curtis, 202/608-2003